Exhibit 99.2

Dated: April 30, 2007

NEITHER THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

Up to $600,000

ASTRIS ENERGI INC.

Secured Convertible Promissory Note

This Secured Convertible Promissory Note (this “Note”) is issued by ASTRIS ENERGI INC., a corporation organized under the laws of the province of Ontario, Canada (the “Obligor”), to GREEN SHELTERS INNOVATIONS LTD. (the “Holder”), in connection with, and subject to, that certain Letter Agreement, dated as of the date hereof, by and between Holder and Obligor.

FOR VALUE RECEIVED, the Obligor hereby promises to pay to the Holder an initial principal sum of One Hundred Fifty Thousand Dollars ($150,000), which initial principal sum shall be increased (but in no event to a sum greater than Six Hundred Thousand Dollars ($600,000)) or decreased from time to time, in either case to reflect the actual outstanding amount of due under this Note, together with all accrued but unpaid interest earned thereon, if any, at the Maturity Date (defined below).

The advances to be evidenced by this Note shall be itemized on the grid attached hereto as Schedule “A”. The endorsement of the grid by the Holder shall, absent manifest error, be conclusive evidence of the date and amount of each advance and of each repayment on account of the principal amount outstanding hereunder, provided, however that the failure of the Holder to record an advance on the grid will in no way relieve the Obligor of its obligation to repay such advance.

Section 1. Interest

Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to ten percent (10%). Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder will be due at the Maturity Date and shall be paid to the Holder or its assignee in cash or in shares of common stock of the Obligor, no par value (the “Common Stock”) at the Conversion Price (defined below) in effect at the time payment is made in accordance with the provisions hereof.

Section 2. Conversion

At option of the Obligor, at the Maturity Date, the then outstanding principal amount of this Note plus all accrued but unpaid interest thereon may be converted into Common Stock of the Obligor at a conversion price equal to the lesser of (a) $0.05 per share; or (b) ninety percent (90%) of the lowest daily volume weighted average price of the Common Stock during the ten (10) trading days immediately preceding the Maturity Date as quoted by Bloomberg, LP (the “Conversion Price”).

Section 3. Security

As security for the due payment of this Note, interest thereon and all other indebtedness and liability from time to time payable hereunder and for the fulfillment of the obligations of the Obligor hereunder, the Obligor hereby:

(a) Mortgages and charges (subject to the exceptions as to leaseholds hereinafter contained) as and by way of a fixed and specific mortgage and charge to and in favour of the Holder, and grants to the Holder a security interest in, all personal and immoveable property (including, by way of sub-lease) any leased premises now or hereafter owned or acquired by the Obligor and all buildings erections, improvements, fixtures and plants now or hereafter owned or acquired by the Obligor (whether the same form part of the realty or not) and all appurtenances to any of the foregoing; for the purposes of this subsection 3(a), all references to "real and immoveable property" shall be read to include any estate or interest in or right with respect to real and immoveable property;

(b) Mortgages and charges to the Holder and grants to the Holder a security interest in, all its present and future equipment, and all fixtures, plant, machinery, tools and furniture now or hereafter owned or acquired by it;

(c) Mortgages and charges to and in favour of the Holder, and grants to the Holder a security interest in, all its present and future inventory, including, without limiting the generality of the foregoing, all raw materials, goods in process, finished goods and packaging material and goods acquired or held for sale or furnished or to be furnished under contracts of rental or service;

(d) Grants to the Holder a security interest in, all its present and future intangibles, including, without limiting the generality of the foregoing, all its present and future book debts, accounts and other amounts receivable, contract rights and choses in action of every kind or nature including insurance rights arising from or out of any insurance now or hereafter placed on or in respect of the assets referred to in subsections 3(a), (b) or (c), goodwill, chattel paper, instruments of title, investments, money, securities and all intellectual property rights;

(e) Charges in favour of the Holder as and by way of a floating charge, and grants to the Holder as a security interest in, its business and undertaking and all its property and assets, real and personal, moveable or immoveable, of whatsoever nature and kind, both present and future (other than property and assets hereby validly assigned or subjected to a specific mortgage, charge or security interest by this subsections 3(a), (b), (c) or (d) and subject to the exceptions hereinafter contained); and

(f) Assigns, mortgages and charges to and in favour of the Holder, and grants to the Holder a security interest in, the proceeds arising from any of the assets referred to in this Section 3;

All of which present and future property and assets of the Company referred to in the foregoing subparagraphs of this Section 3 are hereinafter collectively called the "Charged Assets". The security interest granted hereby in the Charged Assets shall continue until the earlier of the (i) payment in full of this Note, including any amount of interest and fees due hereunder or (ii) the conversion of this Note in accordance with its terms. So long as no Event of Default has occurred and is continuing, Obligor shall remain in full possession, enjoyment and control of the Charged Assets, subject to the terms of this Note.

Section 4. Representations and Warranties.

(a) Organization. The Obligor (i) is a corporation duly organized, validly existing and in good standing under the laws of the Province of Ontario, Canada, and (ii) has all requisite corporate power and authority to own, lease and operate its properties, and to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization; Binding Effect. The execution, delivery, and performance by the Obligor of this Note have been duly authorized by all requisite corporate action by the Obligor. This Note to which the Obligor is party have been duly executed and delivered by the Obligor as of the date hereof and constitute the legal, valid and binding obligations of the Obligor, enforceable against the Obligor in accordance with their respective terms, subject to bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights in general, and general principles of equity. The Obligor need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any governmental authority in order to consummate the transactions contemplated by this Note.

(c) Noncontravention. Neither the execution and the delivery of this Note, nor the consummation of the transactions contemplated hereby, will (i) violate any injunction, judgment, order, decree, ruling, charge or any provision of the Obligor’s charter documents and/or governing documents, as amended, or, to the Obligor’s knowledge, any restriction of any governmental authority, or court to which the Obligor is subject, or (ii) conflict with, result in a material breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, any material agreement, contract, lease, license, instrument, or other arrangement to which the Obligor is a party or by which it is bound or to which any of its assets is subject.

(d) Title to Assets; Condition of Assets.

(i) Except as disclosed on Schedule 4, the Obligor has good and indefeasible title to its assets, including without limitation those reflected in the financial statements that Obligor has filed with the U.S. Securities and Exchange Commission (other than those since disposed of in the ordinary course of business), free and clear of all security interests, liens, charges and other encumbrances, except for (A) liens for taxes not yet due and payable or being contested in good faith in appropriate proceedings and (B) encumbrances that are incidental to the conduct of the Obligor’s business or ownership of property, not incurred in connection with the borrowing of money or the obtaining of credit, and which do not in the aggregate materially detract from the value of the assets affected or materially impair their use by the Obligor. With respect to the assets of the Obligor that are leased, the Obligor is in compliance with all material provisions of such leases. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Obligor are in good operating condition and repair, normal wear and tear excepted, are reasonably fit and usable for the purposes for which they are being used, will not likely require a major overhaul or repair in the foreseeable future (as a result of structural defects or otherwise), are adequate and sufficient for the Obligor’s business and conform with all applicable ordinances, regulations and laws.

(ii) The Obligor enjoys peaceful and undisturbed possession under all real property leases under which the Obligor is operating, and, to the best knowledge of the Obligor, all such leases are valid and subsisting and none of them is in default. A listing of such real property leases and a summary of their material terms (including total lease payments) is set forth on Schedule 4.

(iii) Except as disclosed on Schedule 4, the Obligor does not own any real property and, to the best knowledge of the Obligor, there are no condemnation, environmental, zoning or other land use regulation proceedings, either instituted or planned to be instituted, which would materially and adversely affect the use or operation of the Obligor’s properties and assets for their respective intended uses and purposes, or the value of such properties, and the Obligor has not received notice of any special assessment proceedings which could affect such properties and assets.

Section 5. Covenants.

(a) Affirmative Covenants.

Until all obligations of the Obligor to the Holder herein have been fully satisfied, the Obligor shall:

(i) Duly and punctually pay to the Holder all amounts payable by it hereunder as and when the same shall become due;

(ii) Preserve and maintain its corporate existence and rights;

(iii) Comply, and cause its operations upon all lands to comply, in all material respects, with all applicable laws, regulations and orders;

(iv) Provide the Holder with full, complete and timely disclosure of all material matters pertaining to its business, financial condition and the Charged Assets and at any reasonable time or times during normal business hours and subject to twenty-four (24) hours prior notice, permit the Holder and its representatives access to the premises of the Obligor;

(v) Keep proper books of record and account in which full and correct entries shall me made of all financial transactions, assets and business of the Obligor in accordance with GAAP;

(vi) Use proceeds of this Note for working capital and general corporate purposes only; provided, however, no proceeds shall be used to pay any other forms of indebtedness for borrowed funds of Obligor or any deferred compensation, salary increase or bonuses to any of the Obligor’s directors, officers, employees, consultants or agents.

(vii) Furnish to the Holder, as soon as available:

1. All financial statements of the Obligor;

2. Promptly after becoming aware thereof, notice of all existing or threatened actions, suits and proceedings before any regulatory authority which may materially adversely affect the Obligor;

3. Promptly upon becoming aware thereof, notice of any material fact or material change which has had, is having, or is expected to have, a material adverse effect on the business or condition, financial or otherwise, of the Obligor;

4. Such other information respecting the business and affairs, financial or otherwise of the Obligor, or the Charged Assets, as the Holder may from time to time reasonably request; and

5. The Obligor shall provide the Holder on a timely basis, notice of all the meetings of the board of directors of the Obligor and copies of any financial statements, agendas, minutes or other information provided to participants in advance of such meetings.

(b) Negative Covenants.

So long as the Obligor shall have any obligation to the Holder hereunder or the Obligor is indebted or liable to the Holder in respect of amounts secured by this Note or is otherwise obligated to the Holder:

(i) The Obligor shall not create or, except as set forth on Schedule 5(b), suffer to exist any encumbrance or security interest on the Charged Assets or otherwise to secure or provide for the payment of any debt or any other obligation without the prior written consent of the Holder; and

(ii) Each of the following matters shall require the prior written approval of the Holder:
1. Any change or amendment to the articles or by-laws of the Obligor;
2. The amalgamation, continuance, merger, consolidation or reorganization of the Obligor;
3. The entering into of any transaction outside the ordinary course of business;

4. The issuance of any shares of the Obligor except pursuant to options or warrants issued prior to the date hereof or any securities convertible into shares of the Obligor issued prior to the date hereof;

5. The engagement in any commercial transaction with any person not dealing at arm’s length with the Obligor;

6. Obligor making any loans or any investments in any other person;

7. The incurrence of any new debt by the Obligor or the Obligor guaranteeing any other person’s debt;

8. Any expenditure by Obligor exceeding $5,000;

9. The sale, lease, exchange or disposition of any of the Charged Assets outside of the ordinary course of business;

10. The entrance into any arrangement for the sharing of profits, joint venture or any arrangement involving the sale, assignment or dilution of any rights, patents, trade secrets, licences, registered trademarks or any intellectual or industrial property of the Obligor which would have a material effect on the use and enjoyment by the Obligor of its rights, patents, trade secrets, licences, registered trademarks or any intellectual or industrial property;
11. The commencement of any process to wind up, dissolve or terminate the corporate existence of the Obligor; or

12. Obligor agreeing or otherwise committing to do any of the foregoing.

Section 6. Default.

(a) Events of Default.

The Obligor shall be in default under this Note if any one or more of the following events (each, an "Event of Default") occurs whereupon the principal amount of this Note plus all accrued and unpaid interest and fees hereunder shall, to the extent permitted by applicable law, become immediately due and payable without any declaration or other act on the part of the Holder:

(i) The Obligor defaults in the payment when due of any amount payable by it hereunder and such default continues for a period of three (3) business days without being remedied by the Obligor;

(ii) The Obligor is in breach or default under any provision of this Note and such default has not been cured (if capable of being cured) within ten (10) business days after notice of such default has been given to the Obligor by the Holder;

(iii) The Obligor is in default or breach of its obligations pursuant to that certain Letter of Intent, by and between Obligor and Holder, dated as of April 13, 2007;

(iv) The Obligor ceases to carry on business or becomes insolvent or bankrupt or ceases paying its debts generally as they mature, other than any such debts as are contested in good faith and by appropriate proceedings and for which adequate provision has been made, or the Obligor commits any act of bankruptcy or makes an assignment for the benefit of creditors or otherwise acknowledges its insolvency, or a trustee, receiver, receiver and manager or liquidator is appointed for the Obligor or any material part of the Charged Assets or any bankruptcy, reorganization, proposal (including, without limitation, the serving of a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada)), arrangement, moratorium, compromise or similar proceedings shall be instituted by or against the Obligor under the laws of any jurisdiction; or

(v) The Common Stock of the Obligor shall cease to be quoted for trading or listed for trading on either the Nasdaq OTC Bulletin Board (“OTC”), Nasdaq Capital Market, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market (each, a “Subsequent Market”) and shall not again be quoted or listed for trading thereon within five (5) trading days of such delisting.

(b) Remedies.

Upon the occurrence and continuation of an Event of Default which has not been remedied, the Holder shall not be required to advance any amount pursuant to this Note. Upon the occurrence and continuation of an Event of Default which has not been remedied, the Holder may, in addition to exercising any of its remedies under or pursuant to this Note, which are independent of the rights and remedies of the Holder hereunder, proceed to realize upon the Security granted hereby and to enforce its rights by:

(i) Entry or taking into possession of all or any part of the Charged Assets;

(ii) The appointment by instrument in writing of a receiver or receivers of the Charged Assets or any part thereof (which receiver or receivers may be any person or persons, whether an officer or officers or employee or employees of the Holder or not, and the Holder may remove any receiver or receivers so appointed and appoint another or others in his or her stead);

(iii) Proceedings in any court of competent jurisdiction for the appointment of a receiver or receivers or for the sale of the Charged Assets or any part thereof;

(iv) Any other action, suit, remedy or proceeding authorized or permitted hereby or by law or by equity;

(v) Collecting any proceeds arising in respect of the Charged Assets;

(vi) Collecting, realizing upon or selling or otherwise dealing with any accounts of the Obligor; or

(vii) Preparing for the disposition of the Charged Assets, whether on the premises of the Obligor or otherwise.

In addition, the Holder may file such proofs of claim and other documents as may be necessary or advisable in order to have its claim lodged in any bankruptcy, winding-up or other judicial proceedings relative to the Obligor.

(c) Powers of Receivers.

Any receiver or receivers so appointed shall have power to:

(i) Take possession of and to use the Charged Assets or any part thereof;

(ii) Carry on the business of the Obligor (including, but not limited to, the taking or defending of any actions or legal proceedings, and the doing or refraining from doing of all other things which may seem necessary or desirable to the receiver in connection with the business, operations and affairs of the Obligor);

(iii) Borrow money required for the maintenance, preservation or protection of the Charged Assets or any part thereof or the carrying on of the business of the Obligor;

(iv) Further charge the Charged Assets in priority to the charge of this Note as security for money so borrowed; and

(v) Sell, lease or otherwise dispose of the whole or any part of the Charged Assets on such terms and conditions and in such manner as the receiver shall determine.

The Holder shall not be responsible for any actions or errors of omission by the receiver or receivers in exercising any such powers.

Section 7. Notices.  Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Obligor, to:	Astris Energi, Inc.
2175 Dunwin Drive, Unit 6
Mississauga, ON L5L 1X2
Attention: Jiri Nor
Telephone: 905-608-2000
Facsimile: 905-608-8222

With a copy to:	Lang Michener LLP
BCE Place, 181 Bay Street, Suite 2500
Toronto, ON M5J 2T7
Attention: Howard M. Drabinsky
Telephone: 416-307-4033
Facsimile: 416-304-3750

If to the Holder:	48, Themistokli Dervi
Centennai Building, Office
701, 1066 Nicosia
Cyprus
Attention: Manoj Upadhyay
Telephone:
Facsimile:

With a copy to:	Garfinkle, Biderman LLP
One Financial Place, 1 Adelaide Street East, Suite 801
Toronto, ON M5C 2V9
Attention: Barry M. Polisuk
Telephone: 416-869-1234
Facsimile: 416-869-0547
And with a copy to:	Bingham McCutchen LLP
2020 K Street, NW
Washington, DC 20006-1806
Attention: John J. Klusaritz, Esq.
Telephone: 202-373-6655
Facsimile: 202-373-6001

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 8. Maturity Date. Except as expressly provided herein, no provision of this Note shall alter or impair the obligations of the Obligor, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct obligation of the Obligor. Subject to the earlier acceleration of this Note, the outstanding principal balance of this Note, together with all accrued by unpaid interest thereon (and any fees that may be due hereunder), shall be due and payable upon the earlier to occur of the following: (a) termination of the LOI, for any reason other than pursuant to section 12(c) of the LOI, (ii) July 31, 2007, if the acquisition contemplated by the LOI is not consummated on or prior to such date, (iii) a breach by Obligor of any of its obligations under the LOI or an Event of Default under this Note, (iv) failure to obtain approval of the shareholders of the Obligor of the acquisition contemplated by the LOI at a duly called meeting, and (v) the consummation of, or the execution of a binding agreement relating to, any acquisition by any person other than the Holder or an affiliate thereof, of the Obligor, any merger or consolidation with or involving the Obligor, or any acquisition of all or any portion of the stock of the Obligor (including without limitation, by tender offer) or all or any portion of the assets of the Obligor by the Obligor or the shareholders of the Obligor (the date of the first to occur, the “Maturity Date”). All payments hereunder shall be applied first to accrued but unpaid interest and then to reduce the principal balance of this Note. The Obligor shall not have the right at any time to prepay all or any part of the principal balance of this Note, or to convert the balance of this Note, without the prior written consent of the Holder.

Section 9. Loss, Mutilation of Note. If this Note is mutilated, lost, stolen or destroyed, the Obligor shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and an indemnity, if requested, all on terms reasonably satisfactory to the Obligor.

Section 10. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the courts of the State of New York, and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

Section 11. Costs. If the Obligor fails to strictly comply with the terms of this Note, then the Obligor shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by the Holder in any action in connection with this Note, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

Section 12. Waiver. Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

Section 13. Interpretation. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Obligor from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Obligor (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 14. Due Dates. Whenever any payment or other obligation hereunder shall be due on a day other than a business day, such payment shall be made on the next succeeding business day.

Section 15. WAIVER OF JURY TRIAL. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

IN WITNESS WHEREOF, the Obligor has caused this Secured Convertible Promissory Note to be duly executed by a duly authorized officer as of the date set forth above.

ASTRIS ENERGI, INC.

By:	/s/ Anthony J. Durkacz
Name: Anthony J. Durkacz
Title: Chief Financial Officer

SCHEDULE “A”

ADVANCES AND PAYMENT

DATE	AMOUNT ADVANCED	AMOUNT PAID	TOTAL PRINCIPAL	NOTATION MADE BY
April 30, 2007	$200,000		$200,000	AD